UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number: 001-35043

GREAT PANTHER SILVER LIMITED
(Translation of registrant's name into English)

800 – 333 Seymour Street
Vancouver, British Columbia, V6B 5A6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2012 and 2011 (Unaudited)

99.2	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2012

99.3	Form 52-109F2 – Certification of Interim Filings – Full Certificate – CEO

99.4	Form 52-109F2 – Certification of Interim Filings – Full Certificate – CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

/s/ Jim A. Zadra
Jim A. Zadra
Chief Financial Officer

Date: November 14, 2012